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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                 SEC File Number
                                                     0-18287
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(Check One): [X] Form 10-K  [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:           December 31, 2000
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:            Orbital Sciences Corporation
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number)

21700 Atlantic Boulevard
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City, State and Zip Code:                 Dulles, VA 20166
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                                    PART II
                            RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x]  (a)         The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

 [x]  (b)         The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [  ] (c)         The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Management is in the process of completing the 2000 year-end financial results which, among other things, is requiring additional time to assess the impact on 2000 results, if any, of NASA's March 1, 2001 termination for convenience of the X-34 reusable launch vehicle contract. In addition, the company is continuing with its efforts towards finalizing two major transactions regarding the sale of certain non-core businesses.





                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            Garrett Pierce                     (703)               406-5000
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                  (Name)                   (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                                               [x] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As discussed in the registrant's Form 10-Q for the quarter ended September 30, 2000, the registrant has incurred significant losses during 2000 from operations and the writeoff of its investment in ORBCOMM Global L.P. The registrant believes that significant charges associated with the X-34 contract termination, asset impairment charges associated with a potential divestiture, accounting for affiliate losses, and additional losses from operations, will be reported for the fourth quarter of 2000.



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                          Orbital Sciences Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 2, 2001                      By:  /s/ GARRETT PIERCE
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                                               Garrett Pierce
                                               Executive Vice President
                                               and Chief Financial
                                               Officer